(212) 818-8881
email address
March 6, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Mr. John Reynolds

Re:	Golf Rounds.com, Inc. Form 10-KSB for fiscal year ended August 31, 2008 Filed November 7, 2008 File No. 000-10093
Dear Mr. Reynolds:
          We are counsel to Golf Rounds. Com, Inc. (“Company”). This letter responds to the Staff’s letter, dated February 4, 2009 (“February 4th Letter”) to the Company. The responses below are numbered to correspond to the numbering used in the February 4th Letter. Please be advised as follows:
          1.     The Company filed an amendment to its Annual Report on Form 10-K with the SEC on February 18, 2009 (“10-K Amendment”). The cover page box indicating that the Company is a shell company was checked on this amendment.
          2.     The Company acknowledges and represents that in all of its future filings it will provide (a) the summary compensation table as required by Item 402(n) of Regulation S-K, (b) a table disclosing outstanding equity awards at fiscal year end as required by Item 407(p) of Regulation S-K and (c) a directors compensation table as required by Item 402(r) of Regulation S-K.
          3.     The 10-K Amendment contains restated 302 certification to comply with the items noted in the February 4th Letter.
          Please be further advised that the Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. John Reynolds
March 6, 2009

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Brian L. Ross
Brian L. Ross
BLR/kab
Enclosure

cc:	Robert H. Donehew Bruce Weinstein